02045517

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

UNITED STATES STEEL CORPORATION	0001163302
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

FORM 11-K

For the Fiscal Year Ended December 31, 2001	333-36840
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part of (give period of report)	SEC File Number

UNITED STATES STEEL CORPORATION
Savings Fund Plan for Salaried Employees
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of **Pittsburgh, PA, June 28, 2002.**

UNITED STATES STEEL CORPORATION
(Registrant)

By: /s/ Larry G. Schultz
Larry G. Schultz
Vice President and Controller

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number 333-00429

United States Steel Corporation

Savings Fund Plan for Salaried Employees

(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to United States Steel Corporation Savings Fund Plan For Salaried Employees.

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
(NORTHERN TRUST COMPANY - TRUSTEE)
(UNITED STATES STEEL AND CARNEGIE PENSION FUND - ADMINISTRATOR)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31, 2001	December 31, 2000
Assets		
Investments:		
At fair value	$ 419,283	$ 465,752
At contract value	258,229	231,538
	677,512	697,290
Cash - noninterest bearing	378	11,026
Receivables:		
Investment sales	—	914
Other - accrued income	1,323	1,877
Total assets	679,213	711,107
Liabilities		
Investment purchases	1,960	2,899
Other - accrued expenses	7	17
Total liabilities	1,967	2,916
Net assets available for benefits at fair value	$ 677,246	$ 708,191

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31, 2001	Year Ended December 31, 2000
Additions		
Earnings on investments:		
Interest	$ 17,186	$ 16,676
Dividends	4,871	5,223
Net appreciation (depreciation) in fair value of investments	(36,156)	(36,161)
	(14,099)	(14,262)
Contributions:		
Received or receivable from:		
Employers	11,925	11,298
Participants (including rollovers)	22,969	30,741
Other income	15	342
Total additions	20,810	28,119
Deductions		
Benefit payments directly to participants or beneficiaries	51,650	87,453
Administrative expenses	105	169
Total deductions	51,755	87,622
Net deductions	(30,945)	(59,503)
Net transfers to the plan	—	3,910
Net assets available for benefits at fair value:		
Beginning of year	708,191	763,784
End of year	$ 677,246	$ 708,191

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ***Plan description*** – The following description provides only general information of the United States Steel Corporation Savings Fund Plan for Salaried Employees (formerly the USX Corporation Savings Fund Plan for Salaried Employees – see Note 9) which covers substantially all nonunion employees of United States Steel Corporation (USS). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the plan. These documents are available from the Plan Administrator.

Eligible employees may save from 1% to 10% of base salary (19% if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur – \$85,000 for savings in 2001 and \$80,000 for savings in 2000) in half percent increments on a pretax basis, an after-tax basis or a combination of both. The amount of eligible salary is limited to \$170,000 in 2001 and 2000, as required by the Internal Revenue Code of 1986, as amended. Also, pretax savings as provided by section 401(k) of the Internal Revenue Code are subject to an annual limit prescribed by law of \$10,500 in 2001 and 2000. Both of these limits are subject to future indexing for inflation. Depending upon length of service of the eligible employee, savings on the first five to six percent of base salary are matched by company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only pretax savings (waived after 2001 and 2000 annual pretax savings limit of \$10,500 is reached). Matching company contributions, which vest when a participant attains five years of continuous service, are invested in United States Steel Corporation Common Stock, whereas each participating employee has the option of having savings invested in full increments of 1% among eleven investment options –Group Interest Fund, Bond Index Fund, S&P 500 Stock Index Fund, Core Investment Fund, T. Rowe Price International Stock Fund, Capital Guardian Emerging Markets Equity Fund, MAS Mid Cap Growth Portfolio, Harbor Capital Appreciation Fund, Legg Mason Value Trust, Marathon Oil Corporation Common Stock and United States Steel Corporation Common Stock. Separate investment elections cannot be made with respect to pretax savings and after-tax savings. All contributions are deposited in the trust on a monthly basis. Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments are held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

Unmatched after-tax savings can be withdrawn at any time. Pretax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal except that vested company contributions and a participant's monthly savings that have been matched by company contributions cannot be withdrawn within 24 months after the contribution is made. A participant who terminates employment for any reason, and who on the effective date of termination had five or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than five years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death. Any forfeited nonvested company contributions (\$143.3 thousand in 2001 and \$153.6 thousand in 2000) are credited to the employing company and applied to reduce any subsequent company contributions required under the plan.

Under the investment transfer provisions, a participant can elect to transfer funds (including company matching contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Only one transfer request per day can be processed for a participant.

The loan program enables participants to borrow up to 50 percent of the value of their vested account subject to certain provisions. The maximum loan amount is \$50,000 and the minimum loan amount is \$500. Repayments of loans are made in level monthly installments over a period of not less than six months nor more than 54 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (5.75% and 6.50% at December 31, 2001 and 2000, respectively). Only prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not received, the loan is reclassified to a withdrawal and the loan amount outstanding at that time becomes subject to taxation. There is a \$60 loan origination fee.

The direct-plan transfer provisions enable employees transferred between United States Steel Corporation, Marathon Oil Corporation and Marathon Ashland Petroleum LLC to transfer their entire account balances from the tax-qualified savings or thrift plan of the former employer to the tax-qualified savings or thrift plan of the current employer.

All or part of the taxable portion of a lump-sum distribution from one of United States Steel Corporation's qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution, subject to a \$10,000 minimum.

2. ***Accounting policies***:

   a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting.

   b. ***Use of estimates*** – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   c. ***Investment valuation*** – Investments are stated at fair market value based on the closing prices at the end of the day except for loans to participants which are reported at cost and investments in the Group Interest Fund which are reported at contract value which approximates market value. Employer securities are valued at the price at Markets Close as shown on the New York Stock Exchange.

   d. ***Netting of transactions*** – All contributions which are credited on the same day and all withdrawal, loan and transfer transactions which are processed on the same day are first netted against each other and then each contribution is credited to the appropriate investment option and each transaction processed using the current unit value for each contribution or transaction.

   e. ***Investment by the Trustee*** – The Trustee shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis.

   f. ***Administrative expenses*** – The plan is responsible for the payment of all costs and expenses incurred in administering the plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from employing companies to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' individual accounts in either 2001 or 2000. In addition, advisor fees relating to the bidding of investment contracts in the Group Interest Fund are charged to the Group Interest Fund.

   g. ***New accounting pronouncement*** – In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. In October 2001, the FASB issued the Derivatives Implementation group's Statement 133 Implementation Issue No. C19, Contracts Subject to Statement 35, statement 110 or Statement of Position (SOP) 94-4 to address an inconsistency in accounting literature between SFAS No. 133 (derivatives to be measured at fair value) and SOP 94-4 requiring benefit responsive investment contracts to be measured at contract value. Issue No. C19 provides that contracts that are accounted for under either SFAS 110 or SFAS 35, as amended by SFAS 110 or SOP 94-4 are exempt from SFAS 133. Thus, plans may continue to adhere to the principles set forth in the aforementioned standards – SFAS 35, SFAS 110 and SOP 94-4 – unless, of course, a final FASB standard states otherwise. A final standard has not yet been issued. The carrying value of those instruments is $258.2 million and $231.5 million at December 31, 2001 and 2000, respectively. As a result of the adoption of SFAS 133 there was no impact on the plan's net assets available for benefits.

3. ***Plan amendments*** – Effective January 1, 2002, the plan was amended to allow participants to continue to have the option to purchase, hold, sell and withdraw units of the Marathon Stock Fund from January 1, 2002 through March 29, 2002. After March 29, 2002, participants are prohibited from purchasing additional units of the Marathon Stock Fund, but continue to have the option to hold, sell, or withdraw their investment in the Marathon Stock Fund. Dividends from such units continue to be reinvested in additional Marathon Stock Fund units. Participant contributions previously designated for the Marathon Stock Fund are invested in the investment option or options designated by the participant, or, if no new designation was made, are invested in the Group Interest Fund.

   Effective September 28, 2001, the plan was amended to eliminate the T. Rowe Price New America Growth Fund. New contributions to this fund were prohibited commencing August 1, 2001.

Effective July 3, 2001, the plan was amended to add three new investment options – MAS Funds Mid Cap Growth Portfolio, Harbor Capital Appreciation Fund and Legg Mason Value Trust.

Effective March 1, 2001, the plan was amended to designate as covered under the plan the non-union salaried employees of the tin operations of the former LTV Steel Company's Indiana Harbor Plant which was purchased by USX Corporation.

Effective January 1, 2000, the plan was amended to increase the company match on savings from four to five percent to five to six percent of base salary depending upon length of service of the eligible employee.

4. ***Participant distributions payable*** – There were no benefit claims which had been processed and approved but not paid as of December 31, 2001 and December 31, 2000.

5. ***Employer-related investments*** – Purchases and sales of United States Steel Corporation Common Stock are in accordance with provisions of the plan are permitted under Employee Retirement Income Security Act of 1974.

6. ***Tax status*** – The Internal Revenue Service (IRS) has determined and informed the Plan Administrator and Trustee by letter dated April 10, 1995 that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. However, the Plan Administrator and the plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. An application for determination for employee benefit plans was filed with the IRS on February 28, 2002 and is pending.

7. ***Plan termination*** – The Plan Sponsor (United States Steel Corporation and affiliated companies) believes the existence of the plan is in the best interest of its employees and has no intention of discontinuing it. However, in the event of plan termination, the net value of the assets of the fund shall be allocated among the participants and beneficiaries of the plan in compliance with ERISA.

8. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

9. ***Plan of corporate reorganization*** – On April 24, 2001, USX Corporation announced that its Board of Directors authorized management to proceed with the necessary steps to implement a plan of reorganization of USX in order to separate the energy and steel businesses. The plan, subject to the approval of a majority of the outstanding shares of each class of the current USX common stock, was approved at a special meeting of shareholders held on October 25, 2001 and was completed effective December 31, 2001. It included a tax-free spin-off of the steel and steel-related businesses of USX into a freestanding, publicly traded company known as United States Steel Corporation. Holders of USX-U.S. Steel Group common stock became holders of United States Steel Corporation common stock. Holders of USX-Marathon Group common stock became holders of Marathon Oil Corporation common stock. Effective April 1, 2002, participants can no longer accumulate Marathon Oil Corporation common stock either through selection as an investment option or by transferring from another investment option.

10. ***Group Interest Fund(GIF)*** – Deposits to the GIF are invested with one or more insurance companies and/or financial institutions on a competitive bid basis pursuant to contracts by which each company or institution agrees to pay a fixed rate of interest over the term of the contract. Separate contracts for a portion of invested funds are negotiated periodically, and since the rates of interest and contract length may vary, the effective rate of return at any time will depend primarily on the composite weighted average of all contracts in effect at the time and not on the contract rate or rates for the particular year in which the participant's savings were deposited. Also affecting the rate of return are the amount of receipts, the net effect of investment transfers and the amount of withdrawals, rollovers and loans during the year. At December 31, 2001 and 2000, the plan held guaranteed investment contracts in the GIF of $258.2 million (and other net assets of $15.4 million) and of $231.5 million (and other net assets of $15.2 million), respectively. The GIF's average yields for 2001 and 2000 were 6.4% and 6.5%, respectively. Interest rates on the guaranteed investment contracts ranged from 5.49% to 7.64% at December 31, 2001 and from 5.39% to 7.64% at December 31, 2000.

11. ***Value of investment option and loan accounts*** – The total value in millions of dollars of each investment option account and loan account as of December 31, 2001 and 2000 is displayed below:

	December 31, 2001	December 31, 2000
Investment Option Accounts		
Group Interest Fund	$ 273.6 *	$ 246.7 *
S&P 500 Stock Index Fund	110.2 *	137.4 *
Core Investment Fund (formerly United Income Fund)	91.6 *	129.5 *
United States Steel Corporation Common Stock	71.0 *	74.2 *
Marathon Oil Corporation Common Stock	61.8 *	59.5 *
Bond Index Fund	21.1	9.8
International Stock Fund	13.4	22.7
Legg Mason Value Trust Fund	7.2	-
Emerging Markets Fund	6.7	8.2
MAS Mid-Cap Growth Fund	5.8	-
Harbor Capital Appreciation Fund	2.3	-
New America Growth Fund	-	6.8
Total - Investments	664.7	694.8
Loan Accounts	12.3	13.4
Unallocated	0.2	0.1
Total - All	$ 677.2	$ 708.3

*Investment represents 5% or more of the plan's net assets.

During 2001 and 2000, the plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(36,156) thousand and $(36,161) thousand, respectively, as follows (dollars in thousands):

	Year Ended December 31, 2001	Year Ended December 31, 2000
Investment Option Accounts		
S&P 500 Stock Index Fund	$ (16,360)	$ (14,076)
Core Investment Fund (formerly United Income Fund)	(19,900)	11,408
United States Steel Corporation Common Stock	1,448	(31,347)
Marathon Oil Corporation Common Stock	4,847	7,642
Bond Index Fund	1,214	880
International Stock Fund	(4,941)	(5,374)
Legg Mason Value Trust Fund	(644)	-
Emerging Markets Fund	(487)	(4,655)
MAS Mid-Cap Growth Fund	298	-
Harbor Capital Appreciation Fund	13	-
New America Growth Fund	(1,644)	(639)
Total - Investments	$ (36,156)	$ (36,161)

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2001

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	CORPORATE STOCKS: COMMON			
	MARATHON OIL CORP	2,029,199	51,484,617.91	60,875,970.00
	TOTAL		51,484,617.91	60,875,970.00

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2001

A.	B. IDENTITY OF ISSUE	C. MATURITY DATE	INTEREST RATE	MATURITY VALUE	D. COST	E. CURRENT VALUE
	LOANS TO PARTICIPANTS: OTHER					
*	LOAN ACCOUNTS	VARIES	VARIES	12,310,931	12,310,930.69	12,310,930.69
	TOTAL				12,310,930.69	12,310,930.69

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2001

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	VALUE OF INTEREST IN COMMON/COLLECTIVE TRUSTS			
*	AGGREGATE BOND INDEX FUND	1,210,785	20,041,225.32	21,128,196.51
*	DAILY STOCK INDEX FUND	3,749,544	118,381,231.26	110,199,099.92
	EMERGING MARKETS FUND	549,672	7,598,898.02	6,651,035.19
*	SHORT-TERM INVESTMENT FUND	17,360,847	17,360,846.53	17,360,846.53
	TOTAL		163,382,201.13	155,339,178.15

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2001

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	VALUE OF INTEREST IN REGISTERED INVESTMENT COMPANIES			
	CORE INVESTMENT FUND	15,991,861	118,266,450.80	91,633,365.99
	HARBOR CAP APPRECIATION FUND	77,221	2,206,087.63	2,257,158.14
	INTERNATIONAL STOCK FUND	1,221,737	18,591,678.03	13,426,884.90
	LEGG MASON VALUE TRUST	136,829	7,688,274.61	7,242,342.03
	MAS FUNDS MID CAP GROWTH	334,875	5,500,031.79	5,843,574.86
	TOTAL		152,252,522.86	120,403,325.92

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2001

A.	B. IDENTITY OF ISSUE	C. MATURITY DATE	INTEREST RATE	MATURITY VALUE	D. COST	E. CURRENT VALUE
	VALUE OF FUNDS HELD IN INSURANCE COMPANY GENERAL ACCOUNT					
	AIG LIFE #GIC1034	07/01/02	5.490	10,680,884	10,680,883.79	10,680,883.79
	AIG LIFE CONTRACT 1066	01/05/03	6.570	18,064,156	18,064,156.01	18,064,156.01
	ALLSTATE #GA6136	01/01/03	5.680	26,627,329	26,627,329.46	26,627,329.46
	CNA INS 13360-06	07/02/03	6.540	17,400,000	17,400,000.00	17,400,000.00
	GE LIFE GS-3471	07/01/05	7.020	10,000,000	10,000,000.00	10,000,000.00
	GE LIFE GS-3586	01/02/06	5.720	20,565,613	20,565,613.28	20,565,613.28
	JACKSON NATIONAL 1118-3	07/01/04	7.600	10,372,001	10,372,001.16	10,372,001.16
	JOHN HANCOCK 14581	07/01/03	6.510	18,071,570	18,071,570.30	18,071,570.30
	JOHN HANCOCK 15066	07/01/05	6.980	10,000,000	10,000,000.00	10,000,000.00
	MASS MUTUAL 35072	07/01/05	5.550	20,549,026	20,549,026.36	20,549,026.36
	MET LIFE 24778	07/01/02	6.860	5,789,420	5,789,420.30	5,789,420.30
	MET LIFE NO. 25527	01/05/04	7.640	9,454,459	9,454,458.84	9,454,458.84
	NEW YORK LIFE 30784	01/01/03	6.330	6,000,000	6,000,000.01	6,000,000.01
	NEW YORK LIFE GA31054	01/02/04	6.940	25,800,000	25,800,000.01	25,800,000.01
	PRINCIPAL MUTUAL 4-19105-2	01/01/03	6.350	6,443,520	6,443,520.41	6,443,520.41
	SEC LIFE OF DENVER FA0917	01/02/06	5.790	25,418,280	25,418,279.99	25,418,279.99
	TRAVELERS 16944	01/01/03	6.040	16,992,826	16,992,825.79	16,992,825.79
	TOTAL				258,229,085.71	258,229,085.71

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2001

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	EMPLOYER-RELATED INVESTMENTS: EMPLOYER SECURITIES			
*	UNITED STATES STL CORP NEW	3,884,803	75,208,396.36	70,353,782.33
	TOTAL		75,208,396.36	70,353,782.33

SCHEDULE H, LINE 4J – SCHEDULE OF REPORTABLE TRANSACTIONS
UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN
EIN 25-1897152/PN 003

Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate Purchase Price	Transaction Aggregate Sale Price	Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
#REORG USX-MARATHON GROUP NAME CHANGE TO MARATHON OIL CORP 2528128 EFF 12/31/01 CUSIP: 902905827	Total purchases	29	23,974,286.62	0.00		0.00	23,974,286.62	23,974,286.62
	Total sales	37	0.00	24,502,761.24		0.00	20,903,622.55	24,502,761.24
#REORG USX-US STL GROUP PLAN OF REORG TO US STL CORP 2882310 EFF 12/31/01 CUSIP: 90337T101	Total purchases	43	46,042,454.06	0.00		0.00	46,042,454.06	46,042,454.06
	Total sales	56	0.00	48,605,512.06		0.00	58,116,211.16	48,605,512.06
COLTV SHORT TERM INVT FD CUSIP: 195998AD1	Total purchases	476	361,904,005.27	0.00		0.00	361,904,005.27	361,904,005.27
	Total sales	464	0.00	353,151,265.40		0.00	353,151,265.40	353,151,265.40
GIC JOHN HANCOCK 15066 6.98% 7-1-05 UNALLOCATED GENERAL CUSIP: 999499VZ6	Total purchases	6	32,070,231.27	0.00		0.00	32,070,231.27	32,070,231.27
	Total sales	2	0.00	22,070,231.27		0.00	22,070,231.27	22,070,231.27
GIC SEC. LIFE OF DENVER FA-0917 01/02/06 UNALLOCATED GENERAL CUSIP: 999499ZK5	Total purchases	15	40,128,054.76	0.00		0.00	40,128,054.76	40,128,054.76
	Total sales	5	0.00	14,709,774.77		0.00	14,709,774.77	14,709,774.77
MFB NTGI COLTV DAILY AGGREGATE BONDINDEXFD - LENDING CUSIP: 193999992	Total purchases	150	25,153,668.54	0.00		0.00	25,153,668.54	25,153,668.54
	Total sales	98	0.00	15,074,955.65		0.00	14,209,864.37	15,074,955.65
MFB NTGI COLTV DAILY S&P 500 EQTY INDEX FD - LENDING CUSIP: 195999AA5	Total purchases	113	28,400,759.94	0.00		0.00	28,400,759.94	28,400,759.94
	Total sales	135	0.00	39,219,150.44		0.00	41,278,664.26	39,219,150.44
MFO WADDELL & REED ADVISORS FD INC CORE INVT FD CL Y CUSIP: 930057401	Total purchases	85	15,524,359.54	0.00		0.00	15,524,359.54	15,524,359.54
	Total sales	170	0.00	33,391,262.66		0.00	36,387,422.87	33,391,262.66

NOTE: TRANSACTIONS ARE BASED ON THE 2000-12-31 VALUE (INCLUDING ACCRUALS) OF 708,191,430.36

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Accountants

To the Participants and Administrator of
the United States Steel Corporation Savings
Fund Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United States Steel Corporation Savings Fund Plan for Salaried Employees (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and the schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 7, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

UNITED STATES STEEL AND CARNEGIE PENSION FUND, Trustee

/s/ Roberta J. Cox
By ....
Roberta J. Cox Comptroller
& Assistant Secretary

June 28, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-00429 and 333-36840) of United States Steel Corporation of our report dated June 7, 2002 relating to the financial statements of United States Steel Corporation Savings Fund Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 28, 2002